As filed with the Securities and Exchange Commission on March
3
, 2023
Securities Act Registration
No. 333-270256
Investment Company Registration
No. 811-04915

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM
N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 1
and/or
☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 71

DNP Select Income Fund Inc.
(Exact Name of Registrant as Specified in Charter)

200 South Wacker Drive, Suite 500
Chicago, Illinois 60606
(Address of Principal Executive Offices)
(312) 263-2610
(Registrant’s Telephone Number, Including Area Code)

Lawrence R. Hamilton, Esq.
Adam D. Kanter, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
(Name and Address of Agent for Service)

Copies to:

David D. Grumhaus, Jr. DNP Select Income Fund Inc. 200 South Wacker Drive, Suite 500 Chicago, IL 60606	Jennifer S. Fromm, Esq. DNP Select Income Fund Inc. 200 South Wacker Drive, Suite 500 Chicago, IL 60606
Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b) of Rule 486 under the Securities Act
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-270256.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-270256 and 811-04915) of DNP Select Income Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. Parts A and B of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

In Part A:

Financial Highlights for fiscal years ended December 31, 2012; for the fiscal period ended October 31, 2013; for fiscal years ended October 31, 2014, 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022.

In Part B:

Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed January 6, 2023, as amended on February 28, 2023 (File No. 811-04915):

Report of independent registered public accounting firm

Schedule of Investments at October 31, 2022

Statement of Assets and Liabilities at October 31, 2022

Statement of Operations for the fiscal year ended October 31, 2022

Statement of Changes in Net Assets for the fiscal years ended October 31, 2022 and 2021

Statement of Cash Flows for the fiscal year ended October 31, 2022

Financial Highlights — Selected Per Share Data and Ratios

Notes to Financial Statements

2.	Exhibits

a.

Articles of Restatement filed June 10, 2022 (Incorporated by reference from post-effective amendment no. 70 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

b.	Bylaws (Incorporated by reference from post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

c.	None

d.1	Specimen common stock certificate (Incorporated by reference from Registrant’s registration statement on Form N-2, no. 33-10421)

d.2

Form of certificate of Mandatory Redeemable Preferred Shares, Series B (the forms of certificate for Series C, D and E are substantially identical other than with respect to the series designation) (Incorporated by reference from post-effective amendment no. 67 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 33-223945)

d.3

Form of 2.76% Series A Senior Secured Notes Due July 22, 2023 (Incorporated by reference to Exhibit d.9 to post-effective amendment no. 62 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

d.4

Form of 3.00% Series B Senior Secured Notes Due July 22, 2026 (Incorporated by reference to Exhibit d.10 to post-effective amendment no. 62 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

e.

Document setting forth the terms of Registrant’s distribution reinvestment and cash purchase plan (Incorporated by reference from post-effective amendment no. 67 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 33-223945)

f.	None

g.1

Investment Advisory Agreement (Incorporated by reference from post-effective amendment no. 59 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

h	Equity Distribution Agreement*

i.	Not applicable

j.1	Custody Agreement (Incorporated by reference from post-effective amendment no. 45 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

j.2

Foreign Custody Manager Agreement (Incorporated by reference from post-effective amendment no. 45 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.1	Fund Accounting Agreement (Incorporated by reference from post-effective amendment no. 45 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.2

Service Agreement (Incorporated by reference to Exhibit g.2 to post-effective amendment no. 39 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.3

Third Amended and Restated Administration Agreement (Incorporated by reference from post-effective amendment no. 67 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 33-223945)

k.4

Committed Facility Agreement, dated as of March 6, 2009 (the “Committed Facility Agreement”), between the Fund and BNP Paribas Prime Brokerage, Inc. (“BNP PB”) (Incorporated by reference to Exhibit (b)(1) to Registrant’s tender offer statement on Schedule TO filed on May 3, 2012)

k.5

U.S. PB Agreement, dated March 6, 2009, between the Fund and BNP PB (the “U.S. PB Agreement”) (Incorporated by reference to Exhibit k.10 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.6

Second Amendment Agreement, dated as of January 27, 2012, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.11 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.7

Third Amendment Agreement, dated as of August 26, 2013, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.12 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.8

Fourth Amendment Agreement, dated as of February 4, 2014, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.13 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.9

Fifth Amendment Agreement, dated as of March 24, 2014, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.14 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.10

Sixth Amendment Agreement, dated as of July 1, 2014, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.15 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.11

Seventh Amendment Agreement, dated as of December 19, 2014, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.16 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.12

Eight Amendment Agreement, dated as of January 25, 2016, to the Committed Facility Agreement (Incorporated by reference to Exhibit k.17 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.13

Amendment Agreement, dated as of July 22, 2016, to the Committed Facility Agreement and the U.S. PB Agreement (Incorporated by reference to Exhibit k.18 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.14

Amended and Restated Rehypothecation Side Letter, dated July 22, 2016, between the Fund and BNP Paribas Prime Brokerage International, Limited as successor to BNP Prime Brokerage, Inc. (the “RSL”) (Incorporated by reference to Exhibit k.19 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.15

Tenth Amendment Agreement, dated as of March 15, 2018, to the Committed Facility Agreement and the RSL (Incorporated by reference to Exhibit k.20 to post-effective amendment no. 65 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.16

Eleventh Amendment Agreement, dated as of June 24, 2018, to the Committed Facility Agreement (Incorporated by reference from post-effective amendment no. 67 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 33-223945)

k.17

Twelfth Amendment Agreement, dated as of March 8, 2021, to the Committed Facility Agreement (Incorporated by reference from post-effective amendment no. 1 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-14, no. 33-251313)

k.18

Thirteenth Amendment Agreement, dated as of March 30, 2021, to the Committed Facility Agreement (Incorporated by reference from post-effective amendment no. 70 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

k.19

Fourteenth Amendment Agreement, dated as of December 1, 2022, to the Committed Facility Agreement (Incorporated by reference from post-effective amendment no. 70 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

l.	Opinion and Consent of McDermott Will & Emery LLP*

m.	Not applicable

n.

Consent of Independent Registered Public Accounting Firm (Incorporated by reference from post-effective amendment no. 70 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

o.	Not applicable

p.	Subscription Agreement for initial capital (Incorporated by reference from Registrant’s registration statement on Form N-2, no. 33-10421)

q.	Not applicable

r.1

Amended and Restated Code of Ethics of Registrant (Incorporated by reference from post-effective amendment no. 62 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

r.2

Amended and Restated Code of Ethics of Duff & Phelps Investment Management Co. (investment adviser to Registrant) (Incorporated by reference from post-effective amendment no. 62 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

s.

Calculation of Filing Fee Tables (Incorporated by reference from post-effective amendment no. 70 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

t.1

Powers of Attorney (Incorporated by reference to Exhibit s to post-effective amendment no. 62 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

t.2

Power of Attorney (Incorporated by reference to Exhibit s.2 to post-effective amendment no. 68 to Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2, no. 811-04915)

Item 26.	Marketing Arrangements

Not applicable.

*	Filed herewith

Item 27.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

Securities and Exchange Commission registration fee	$140
Printing and postage	$15,000
Accounting fees and expenses	$25,000
Legal fees and expenses	$75,000
Financial Industry Regulatory Authority fees	$—
Dealer sales load	$1,585,543
Reimbursement of Dealer expenses	$—

Total	$1,700,683

Item 28.	Persons Controlled by or Under Common Control

Not applicable.

Item 29.	Number of Holders of Each Class of Securities of the Registrant

Title of Class[1]	Number of Record Holders January 31, 2023
Common Stock	9,603
Preferred Stock	12
Senior Notes	41

Note: the Registrant also has a credit facility with a commercial bank, as described in the prospectus.

Item 30.	Indemnification

Maryland law permits a corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Registrant’s charter contains a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

•	the act or omission was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, or

•

the director or officer actually received an improper personal benefit in money, property or services or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the prescribed standard of conduct is not met. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

The Registrant’s charter obligates it, to the maximum extent permitted by Maryland law but subject to the exclusion required by Section 17(h) of the 1940 Act, to indemnify (a) any present or former director or officer or (b) any director or officer who, at the Registrant’s request, serves another enterprise as a director or officer. The Bylaws of the Registrant obligate it to provide advance of expenses to the fullest extent permitted by Maryland law, except as limited by the 1940 Act. Additionally, the Registrant’s Bylaws permit it to indemnify any other employees or agents of the Registrant to the extent authorized by the Registrant’s Board of Directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant, its directors and officers, the Registrant’s investment adviser and persons affiliated with them are insured under policies of insurance maintained by the Registrant and the investment adviser, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers. The policies expressly exclude coverage for any director or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Item 31.	Business and Other Connections of Investment Adviser

Neither the Fund’s investment adviser, nor any of its directors or executive officers, has at any time during the past two years been engaged in any other business, profession, vocation or employment of a substantial nature either for its or his own account or in the capacity of director, officer, employee, partner or trustee, except as indicated in this Registration Statement.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31 (a) of the 1940 Act and the Rules promulgated thereunder are maintained at the offices of the Fund (200 South Wacker Drive, Suite 500, Chicago, Illinois 60606), the Fund’s investment adviser, administrator, custodian and transfer agent, and the Fund’s legal counsel, Mayer Brown LLP (71 South Wacker Drive, Chicago, Illinois 60606). See Parts A and B of this Registration Statement for the addresses of the Fund’s investment adviser, administrator, custodian and transfer agent.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

(1) Not applicable.

(2) Not applicable.

(3) Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is subject to Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4) Registrant undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois, on the 3rd day of March, 2023.

DNP SELECT INCOME FUND INC.

By:	/s/ David D. Grumhaus, Jr.
Name:	David D. Grumhaus, Jr.
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* David J. Vitale	Chairman and Director	March 3, 2023

* Donald C. Burke	Director	March 3, 2023

* Philip R. McLoughlin	Director	March 3, 2023

* Geraldine M. McNamara	Director	March 3, 2023

* Eileen A. Moran	Vice Chairperson and Director	March 3, 2023

/s/ Alan M. Meder Alan M. Meder	Treasurer, Principal Financial and Accounting Officer, and Assistant Secretary (Principal Financial Officer)	March 3, 2023

*This filing has been signed by each of the persons so indicated by the undersigned Attorney-in-Fact pursuant to powers of attorney filed herewith or heretofore.

*By:	/s/ Alan M. Meder
Alan M. Meder
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

h.	Amended & Restatend Quity Distribution Agreement, dated as of March 3, 2023

l.	Opinion and Consent of McDermott Will & Emery LLP